Filed by Jones Apparel Group, Inc.
                                 Pursuant to Rule 425 under the Securities
                                 Act of 1933
                                 Subject Company: McNaughton Apparel Group Inc. Exchange Act File Number of Subject
                                 Company: 0-23440


Jones Apparel Group, Inc.
Conference Call Script
April 16, 2001  3:00 p.m. est






Speaker: Anita Britt

Good afternoon, everyone. Before we begin our presentation, on behalf of both companies, I wish to inform all participants that this conference call is open to all investors and is being webcast through cnbc.com and can be accessed through the company website at www.jny.com.

On this conference call, we will be making "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 about our business and the proposed acquisition described in this call. These statements are based on current expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and uncertainties, I direct your attention to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and the McNaughton Quarterly Report for the quarterly period ended February 3, 2001, and to our and McNaughton's other filings with the Securities and Exchange Commission.

I would now like to introduce the participants on today's call - Jacki Nemerov, President of Jones Apparel Group, Wesley Card, Chief Financial Officer of Jones Apparel Group, and Peter Boneparth, Chairman of
McNaughton Apparel Group. I will now turn the call over to Jacki Nemerov.


JACKI NEMEROV

Good afternoon, everyone.

This morning we announced that we had entered into a definitive agreement to acquire the common stock of McNaughton Apparel Group. This acquisition is a perfect strategic fit for Jones. By merging with the best company in the moderate business, we are able to accelerate our growth


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strategy to become a leader in the moderate channel. As you all know, this channel has been a key focal point in our growth and diversification strategy. McNaughton Apparel Group has established strong customer relationships with such retailers as Kohl's, Sears, JC Penney, Federated and May Department Stores. We believe that this merger will further strengthen our relationships with these top retailers.

The McNaughton Group has returned a solid and continued improving financial and operational performance over the last three years under the leadership of Peter Boneparth. During Peter's tenure, many key operational and financial initiatives were undertaken to enhance McNaughton's performance, expanding EBIT margins from under 5% in 1998 to 13% in 2000. Peter provides the quality of leadership that we believe will complement the existing Jones management team and drive further growth in the moderate channel. Peter will join Jones as Chief Executive Officer and President of the McNaughton Apparel Division of Jones Apparel upon closing of the transaction; and, he will also become a member of our Jones Apparel Group Board of Directors.

McNaughton Group provides Jones with additional brand names including Norton McNaughton, Erika, Energie, Currants and Jamie Scott, which are strong performers in the moderate channel. Each brand has a distinct target consumer and product focus which differentiates it within the market. We will work with Peter and his team to expand the breadth of these brands by exploring the opportunities within our core competencies of footwear, accessories and costume jewelry. We also believe that our strength in denim manufacturing may provide further product opportunities.

We will look to Peter and his team to provide Jones greater growth potential in our expansion within the moderate market segment. Jones has four brands in this market: Joneswear, Evan-Picone, Bandolino and our newest launch planned for Fall 2001, Nine & Company. We believe that the joint efforts of our sourcing, production and distribution teams should enhance our operations and accelerate our growth within the moderate market.

With that overview, I would like to turn the call over to Peter Boneparth and once again welcome him to the Jones team.

Peter.....


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PETER BONEPARTH

Thank you, Jacki.

Let me first say that we are very pleased to be joining forces with Jones Apparel Group. Jones is clearly the model in our industry in terms of its products, operational execution, and strength of management. McNaughton's shareholders will receive an excellent value for their investment and will have a strong continuing interest in a great company.

We think this combination is highly attractive for both Jones and McNaughton. This merger will extend Jones Apparel's market leadership from the better market into moderate. It provides further diversification within the Jones Apparel portfolio in terms of distribution and target consumer. McNaughton's and Jones' relationships with such players as JC Penney, Kohl's, Sears and Mervyn's will be further enhanced with this merger. Jones presence in the moderate department of such retailers as Federated and May Department Stores will also become increasingly important.

My team at McNaughton will enhance and augment the Jones management structure with a team and infrastructure that operate comparably to the Jones world. We also believe that our sourcing and production expertise in the moderate arena will accelerate Jones' growth opportunities within that channel.

We expect that Jones' leadership in footwear and accessories in its Nine West division will provide us additional product extensions for our existing brands. We currently market collection and separates sportswear under three divisions: Norton McNaughton, Miss Erika and Jeri-Jo. The Norton McNaughton brand encompasses both career and casual sportswear marketed to department stores and national chains. Our Erika brand is focused on casual sportswear directed principally to national chains along with department and specialty stores. Our Jeri-Jo division markets sportswear for juniors under the Energie, Currants, Jamie Scott and Polar 2000 brands. Distribution is geared principally to national chains but also encompasses department stores and mass merchants.


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In summary, I personally look forward to joining the Jones team along with the entire team at McNaughton Group, and becoming part of a company which I believe will continue to demonstrate increasing importance as an industry leader.

Let me make a few comments on the tone of business which we've noted for this year. Peter to elaborate here>>>>>

I will now turn the call over to Wes Card for a financial rundown of the transaction.



Wes.....


WES CARD

Let me start by summarizing the terms of the acquisition.

Jones will pay $21 for each common share of McNaughton, comprised of $10.50 in cash and approximately $10.50 in Jones common stock based on a fixed exchange ratio of .282 Jones shares per McNaughton share and based on Jones' average share price over the 10 trading days prior to the signing of the agreement. The actual number of shares of Jones stock in addition to $10.50 in cash consideration to be exchanged for each McNaughton common share shall be (i) .282 if the average price of Jones stock for the five trading days period ending on the second trading day prior to the closing is greater than or equal to $29.78 and less than or equal to $44.68, (ii) equal to $12.60 divided by the average Jones stock price if the average Jones stock price is greater than $44.68, or (iii) equal to $8.40 divided by the average Jones stock price if the average Jones stock price is less than $29.78. At $21.00, McNaughton's common equity is valued at approximately $275 million (net of options costs). Including the assumption of $297 million of debt as of February 3, 2001, including the earnout obligations from McNaughton's prior acquisitions of Miss Erika and Jeri-Jo, the transaction represents a total enterprise value of approximately $572 million. McNaughton has approximately 15.8 million shares outstanding including stock options. The transaction is expected to close early in the third calendar quarter of this year, and is subject to customary closing conditions, including McNaughton Group shareholder approval and clearance under Hart Scott Rodino.


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We at Jones believe that the acquisition makes a lot of sense from many angles.

First, the purchase price of approximately $572 million represents 7.1 x trailing twelve months EBITDA of $81 million, which we believe is an attractive price for all interests. The acquisition is expected to be accretive to Jones earnings in the first year. Our projected return on this investment is in the low to mid teens which is above our blended cost of capital hurdle rate of 10%. (NOTE: this capital investment cost is approx 7 3/4%).

Second, McNaughton provides an immediate $500 million plus presence in the moderate market. This positioning for the year 2000 takes our present distribution mix from 60% department stores to 58%, our current retail mix of 30% goes to 27%, our 5% representation in the mid-tier channel increases to 10% and our 5% presence in mass stays relatively constant. This additional diversification provides us increasingly more balance in our distribution mix, and offers the platform for further diversification to our business.

Next, from a credit perspective, we remain comfortable with our credit statistics and our leverage. At closing, we project our leverage will stand at approximately 48% net debt to total book capitalization, and this is at our borrowing peak in terms of inventory buildup for fall. This leverage should decrease to approximately 38-40% by year end 2001. Our proforma Debt to EBITDA ratio should be approximately 1.2x for 2001 and our coverage ratio of EBITDA to Interest should be over 9x on a full year basis. We will be meeting with the credit agencies shortly and expect to maintain our investment grade rating.

The merger brings a leading market position along with well-established brands within moderate to the Jones portfolio. It provides us with further diversification in distribution and also to target customers in terms of economics as well as demographics with the junior focus provided by the Jeri-Jo division.

The addition of Peter Boneparth and his team provides further depth and management expertise to the Jones Apparel management team. I know that many of you on the Street know Peter and his team and have been very impressed with their accomplishments over the last few years.


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The McNaughton Apparel Group provides solid double digit revenue growth within its own portfolio. By leveraging Jones competencies in areas such as footwear, accessories and denim, we will be able to enhance the growth opportunities of the McNaughton brands.

McNaughton Group provides established expertise in marketing and partnering with many retailers. It has demonstrated consistent execution with these retailers in terms of product, delivery, and performance. We believe that we can greatly benefit from this expertise.

Next, Jones can provide certain infrastructure and expense savings to the newly merged organization in areas including legal, insurance, finance, treasury, human resources and other professional areas. We believe that we can also benefit from our combined scale in many aspects of sourcing, production and distribution.

In summary, we believe that this acquisition not only significantly accelerates our strategy for growth in the moderate channel, but also executes that strategy through the addition of the best company in that market.

I'd like to turn the call back to Jacki.



SPEAKER:  JACKI NEMEROV

Let me take this opportunity for a very brief comment on current business.

Retail results reported this past Thursday were mixed across our customers with some coming in better than expectation and others falling short. Most of the commentary coming from most of our retail customers is that women's apparel has been among the strongest categories in terms of retail performance through the first part of 2001. We believe that our businesses are leaders in collection, casual and status. Especially strong within apparel, our collection business continued to lead the path within both our Jones New York brand as well as our Lauren business.

The footwear business has been more challenging given the harsh winter conditions that permeated most of the northeast throughout 2001. As a


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result, boots and booties remained strong throughout the first quarter, and spring footwear categories did not open up as early as in 2000. However, we have experienced solid performance in our spring product lines in the south where weather conditions are much fairer. This past week we saw these sales trends spread into the northeast and other areas of the country as weather began to improve and spring conditions surface.

Overall, we feel very comfortable with our businesses. We have monitored our businesses throughout the season to ensure that inventories at retail remain on plan and transitioned well into summer and 2nd quarter. We also feel confident as we complete our fall market and orders remain on track for our fall season.

We believe that our product mix and business diversification provides us with solid balance to operate within various business and economic environments. The addition of the McNaughton business only serves to provides a further dimension to that balance.

We will provide a full rundown on all businesses on our first quarter conference call in early May.

With that overview, we'll now open up the call to your questions.